September 21, 2018

Scott Christopher
Chief Financial Officer
Fortress Transportation & Infrastructure Investors LLC
1345 Avenue of the Americas
New York, NY 10105

       Re: Fortress Transportation & Infrastructure Investors, LLC
           Form 10-Q for Fiscal Quarter Ended June 30, 2018
           Filed August 3, 2018
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-37386

Dear Mr. Christopher:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies
Goodwill, page 87

1. The goodwill critical accounting policy cites an increase in forecasted revenue based on increased volumes under current contracts and the acquisition of additional storage contracts, the expansion of refineries in the Beaumont/Port Arthur area, growing crude oil production in the U.S. and Canada and the development of both inbound and outbound pipelines to and from the Jefferson Terminal over the next two years. Please provide us with your goodwill impairment analysis for this reporting unit as of your most recent
 Scott Christopher
Fortress Transportation & Infrastructure Investors LLC
September 21, 2018
Page 2
         testing date. Please tell us how you considered actual historical results pursuant to item d of ASC 350-20-35-3C. In this regard, we note the sequential decrease of revenues during each of the quarters of 2017, along with increased net losses, increased adjusted net losses, and increased negative adjusted EBITDA for Jefferson Terminal over those periods. We note the losses continue into the two quarters of 2018.
Form 10-Q for Fiscal Quarter Ended June 30, 2018

Financial Statements
Note 2- Summary of Significant Accounting Policies
Revenue Recognition, page 13

2. We note your disclosures on page 13 for the adoption of ASC 606, which appear to substantially replicate the disclosures you provided in your 2017 Form 10-K in accordance with SAB 74 rather than the disclosures required by ASC 606-10-50. Please tell us how you considered the disclosure guidance set forth in ASC 606-10-50 for your revenue that is subject to ASC 606 (e.g. explanations of your performance obligations, transaction price allocated to remaining performance obligations, significant judgments applied, determining the timing of satisfaction of each performance obligation, election of practical expedients, etc.). We remind you of the guidance in Rule 10-01(a)(5) of
         Regulation S-X, which would elicit both annual and interim periods financial statement disclosures prescribed by new accounting principles and practice in each quarterly report in the year of adoption.
3. We note your accounting policy for the recognition of maintenance revenue. Please describe to us the basis in GAAP for this policy.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jenn Do, Staff
Accountant, at (202) 551- 3743, if you have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,
FirstName LastNameScott Christopher
                                                        Division of Corporation
Finance
Comapany NameFortress Transportation & Infrastructure Investors LLC
                                                        Office of Manufacturing
and
September 21, 2018 Page 2                               Construction
FirstName LastName